Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
BUCA, INC.
at
$0.45 NET PER SHARE
by
BUCA FINANCING, LLC
an indirect wholly-owned subsidiary of
PLANET HOLLYWOOD INTERNATIONAL, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 9, 2008, UNLESS THE OFFER IS EXTENDED.

BUCA Financing, LLC, a Florida limited liability company (the “Purchaser”) and an indirect wholly-owned subsidiary of Planet Hollywood International, Inc., a Delaware corporation (“Planet Hollywood”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BUCA, Inc., a Minnesota corporation (“BUCA”), at a purchase price of $0.45 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 5, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among BUCA, Planet Hollywood and the Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into BUCA (the “Merger”) with BUCA continuing as the surviving corporation, wholly-owned by Planet Hollywood. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by (i) Planet Hollywood, the Purchaser, any of their respective subsidiaries or any subsidiary of BUCA, which Shares will be cancelled and shall cease to exist or (ii) shareholders who exercise dissenter rights under Minnesota law with respect to such Shares) will be cancelled and converted into the right to receive $0.45, without interest thereon and less any required withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition (as described below). The Minimum Condition requires that the number of Shares that has been validly tendered and not withdrawn prior to the expiration of the Offer (together with any Shares owned by Parent or Purchaser) represents at least a majority of the then total number of issued and outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

The BUCA Board of Directors has unanimously (i) determined that the Merger Agreement, the Offer and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of BUCA and the shareholders of BUCA, (ii) approved and taken all corporate action required to be taken by the BUCA Board of Directors to authorize the consummation of the transactions contemplated by the Merger Agreement, (iii) approved the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the Offer), and (iv) recommended that the shareholders of BUCA accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and approve and adopt the Merger Agreement if required by the Minnesota Business Corporation Act (the “MBCA”).

A summary of the principal terms of the Offer appears on pages S-i through S-vii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

The Depositary for the Offer is:	The Information Agent for the Offer:
Wells Fargo Bank, N.A.	The Altman Group, Inc.

August 12, 2008

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the tender of your Shares to Purchaser for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) or the Depositary (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent or the Depositary. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Planet Hollywood and the Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning BUCA contained herein and elsewhere in the Offer to Purchase has been provided to Planet Hollywood and the Purchaser by BUCA or has been taken from or is based upon publicly available documents or records of BUCA on file with the U.S. Securities and Exchange Commission or other public sources at the time of the Offer. Planet Hollywood and the Purchaser have not independently verified the accuracy and completeness of such information. Planet Hollywood and the Purchaser have no knowledge that would indicate that any statements contained herein relating to BUCA provided to Planet Hollywood and the Purchaser or taken from or based upon such documents and records filed with the U.S. Securities and Exchange Commission are untrue or incomplete in any material respect.

Securities Sought:	All issued and outstanding shares of common stock, par value $0.01 per share, of BUCA, Inc.

Price Offered Per Share:	$0.45 net to the seller in cash, without interest thereon and less any required withholding taxes.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of Tuesday, September 9, 2008, unless the Offer is otherwise extended. See Section 1—“Terms of the Offer.”

Purchaser:	BUCA Financing, LLC, an indirect wholly-owned subsidiary of Planet Hollywood International, Inc., a Florida limited liability company.

Minimum Condition:

The Minimum Condition requires that the number of Shares that has been validly tendered and not withdrawn prior to the expiration of the Offer (together with any Shares owned by Parent or Purchaser) represents at least a majority of the then total number of issued and outstanding Shares on a fully diluted basis (as determined pursuant to the terms of the Merger Agreement).

Company Recommendation:	The BUCA Board of Directors unanimously recommends the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

We are BUCA Financing, LLC, a Florida limited liability company, formed for the purpose of making this Offer. We are an indirect wholly-owned subsidiary of Planet Hollywood International, Inc., a Delaware corporation (“Planet Hollywood”). Planet Hollywood is a creator and worldwide developer of consumer brands that transcend international barriers and capitalize on the universal appeal of movies, sports and other entertainment-based themes.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to BUCA Financing, LLC and, where appropriate, Planet Hollywood. We use the term “Planet Hollywood” to refer to Planet Hollywood International, Inc. alone, the term “Purchaser” to refer to BUCA Financing, LLC alone and the terms “BUCA” or the “Company” to refer to BUCA, Inc.

See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Planet Hollywood and Purchaser.”

i

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of BUCA on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of BUCA common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $0.45 per Share net to you, in cash, without interest and less any required withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. The Purchaser, Planet Hollywood and BUCA have entered into an Agreement and Plan of Merger dated as of August 5, 2008 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into BUCA (the “Merger”).

See Section 11—“The Merger Agreement; Financing Agreements; Warrant” and Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $10,434,000 (which includes fees and expenses) to purchase all of the Shares pursuant to the Offer and to consummate the Merger. Planet Hollywood, our parent company, will provide us with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with BUCA, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. Planet Hollywood expects to obtain the necessary funds from existing cash balances. In addition, Planet Hollywood has entered into a commitment letter with Bay Harbour Management, L.C., a Florida limited liability company and an affiliate and major shareholder of Planet Hollywood (“Bay Harbour”), in order to provide funding to purchase all Shares validly tendered in the Offer and for the Merger if such cash balances are insufficient to consummate the Offer and the Merger. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

we, through our parent company, Planet Hollywood, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of our financial capacity in relation to the amount of consideration payable, and if necessary, may obtain additional funding pursuant to the commitment letter from Bay Harbour;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Tuesday, September 9, 2008 (which is the end of the day on September 9, 2008), to tender your Shares in the Offer, unless we extend the Offer. In addition, if we are required to, by the terms of the Merger Agreement, or we otherwise decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. Other than as may be required by the Merger Agreement, we do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•

The Offer will be extended for any period required by any applicable law, rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or NASDAQ or its staff.

•

If, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, any condition of the Offer (as set forth in Section 15—“Certain Conditions of the Offer”) including the Minimum Condition (as described below) is not satisfied, then, we must extend the Offer for one or more periods of not more than 10 business days each in order to permit such conditions of the Offer to be satisfied; provided, we will not be required in any event to extend the Offer beyond 90 calendar days after the commencement of the Offer (the “Outside Date”).

•

We may, at our discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, following the time for acceptance of the tendered Shares (the “Acceptance Time”) in order to obtain 90% of the Shares outstanding at that time tendered in the Offer. If immediately following the Acceptance Time, we (together with Planet Hollywood and our respective subsidiaries and affiliates) own more than 80% but less than 90% of the Shares outstanding at that time (which shares beneficially owned shall include shares tendered in the Offer and not withdrawn), we must provide for a subsequent offering period of at least 10 business days.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Wells Fargo Bank, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we must elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon the satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that has been validly tendered and not withdrawn prior to the expiration of the Offer (together with any Shares owned by Planet Hollywood or Purchaser) represents at least a majority of the then issued and outstanding Shares on a fully diluted basis (as determined pursuant to the terms of the Merger Agreement).

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions. There is no financing condition to the Offer.

See Section 15—“Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through the Depositary. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. In addition, unless Shares tendered pursuant to the Offer are accepted for payment by the Purchaser, such Shares may be withdrawn at any time after October 10, 2008. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

What does the BUCA Board think of the Offer?

The BUCA Board of Directors has unanimously (i) determined that the Merger Agreement, the Offer and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of BUCA and the shareholders of BUCA, (ii) approved and taken all corporate action required to be taken by the BUCA Board of Directors to authorize the consummation of the transactions contemplated by the Merger Agreement, (iii) approved the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the Offer), and (iv) recommended that the shareholders of BUCA accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and approve and adopt the Merger Agreement if required by the MBCA.

A more complete description of the reasons of the BUCA Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

If a majority of the Shares are tendered and accepted for payment, will BUCA continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, BUCA no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that BUCA’s common stock will no longer be eligible to be traded through the NASDAQ Global Market or other securities exchanges, there may not be an active public trading market for BUCA common stock, and BUCA may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

In addition, on February 8, 2008, BUCA announced that it received a letter from NASDAQ indicating that the bid price of its Shares for the last 30 consecutive business days had closed below the minimum $1.00 per share required for continued listing under NASDAQ Marketplace Rule 4450(a)(5). Pursuant to NASDAQ Marketplace Rule 4450(e)(2), BUCA was provided an initial period of 180 calendar days, or until August 6, 2008, to regain compliance. BUCA did not regain compliance with the Rule by August 6, 2008. As a result, on August 7, 2008, BUCA received a Staff Determination letter (the “Staff Determination”) from NASDAQ that BUCA’s stock was to be delisted from NASDAQ. BUCA was advised that unless it requested an appeal of the Staff Determination, trading of the Shares would be suspended at the opening of business on August 18, 2008, and a Form 25-NSE (notification of removal from listing) would be filed with the Securities and Exchange Commission. BUCA intends to request a hearing to appeal the Staff Determination to a NASDAQ Listings Qualifications Panel (the “Panel”). There can be no assurance that the Panel will grant BUCA’s request for continued listing. During the appeal process, the Shares will continue to trade on NASDAQ.

See Section 13—“Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into BUCA and all of the then outstanding Shares (other than those held by (i) Planet Hollywood, the Purchaser, any of their respective subsidiaries or a subsidiary of BUCA, which Shares will be cancelled and retired and cease to exist, or (ii) shareholders who exercise dissenter rights under Minnesota law with respect to such Shares) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of BUCA. Furthermore, if pursuant to the Offer or otherwise we own in excess of 90% of the outstanding Shares, we may effect the Merger without any further action by the shareholders of BUCA.

See Section 11—“The Merger Agreement; Financing Agreements; Warrant.”

If the Merger is consummated, BUCA’s shareholders who do not tender their Shares in the Offer will, unless they validly exercise dissenter rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer.

v

Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) dissenter rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17—“Dissenter Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of BUCA’s shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, BUCA may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On August 4, 2008, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on NASDAQ was $0.32 per Share. On August 1, 2008, the second to last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $0.29 per Share. The Offer Price represents a 24% premium to the average closing sales price of the Shares for the 30 trading days prior to and including August 4, 2008 and a premium of 41% over the closing sales price on the last full day of trading before the public announcement of the Offer and the Merger.

We encourage you to obtain a recent quotation for Shares of BUCA common stock in deciding whether to tender your Shares.

See Section 6—“Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from BUCA up to a number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding at a price per Share equal to the Offer Price to enable us to effect a short-form merger without any further action by the shareholders of BUCA. We refer to this option as the “Top-Up Option.”

Will I have dissenter rights in connection with the Offer?

Dissenters’ rights are not available in the Offer. After the Offer, if the Merger takes place, dissenters’ rights will be available to holders of Shares who do not vote in favor of the Merger, subject to and in accordance with Sections 302A.471 and 302A.473 of the MBCA. A holder of Shares must properly perfect its right to seek fair value of such Shares under Minnesota law in connection with the Merger in order to exercise dissenters’ rights. The value that you would receive if you perfect dissenters’ rights could be more or less than the price per Share to be paid in the Merger.

There are several potential risks with seeking dissenters’ rights.

First, in order to exercise dissenters’ rights, you must hold Shares as of the Merger and not have previously tendered those Shares in the Offer. If an insufficient number of Shares are tendered in the Offer then Purchaser will have the right to terminate the Merger Agreement and the transactions contemplated thereby, in which case holders of Shares will not be entitled to exercise dissenters’ rights.

Second, the fair value of the Shares determined in the dissenters’ rights process could be more or less than the price per Share to be paid in the Offer and the Merger. Any judicial determination of fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer and the Merger or the market value of the Shares. There is a risk, therefore, that a holder of Shares seeking dissenters’ rights will receive less than the consideration received by the holders of Shares tendering in the Offer.

Third, holders exercising their dissenters’ rights will receive the fair value of their Shares later than they would receive the Offer consideration if they had tendered such Shares in the Offer. Purchaser will pay for all Shares validly tendered and not withdrawn in the Offer promptly after completion of the Offer. Shareholders exercising dissenters’ rights will not receive the Company’s estimate of the fair value of their Shares until after completion of the Merger and will not receive any additional elements of fair value until after a judicial hearing to determine the fair value of the Shares, which could occur significantly after the completion of the Offer.

See Section 17—“Dissenter Rights.”

What will happen to my stock appreciation units, employee stock options and shares of restricted stock?

Upon consummation of the Offer, each stock appreciation unit will be cancelled without payment to the holders thereof because the merger consideration is less than the base price of such unit.

Each holder of an option to purchase Shares, whether granted under the Company Stock Plans or otherwise (other than option granted under BUCA’s Employee Stock Purchase Plan (“ESPP”)), that is outstanding and unexercised at the Effective Time (whether vested or unvested) (each, a “Company Option”) shall be entitled to receive immediately after the Effective Time in exchange for the cancellation of such Company Option an amount in cash, without interest, equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Company Option, multiplied by the number of Shares subject to such Company Option as of the Effective Time. Because the Merger Consideration is less than the exercise price of any Company Option, no payments will be made to holders of Company Options at the Effective Time.

Each share of BUCA restricted stock which is outstanding immediately prior to the Effective Time shall vest as of the Effective Time and at the Effective Time the holder thereof shall be entitled to receive the Merger Consideration, without interest. All amounts payable with respect to Restricted Stock shall be made net of all applicable withholding taxes.

What are the material U.S. federal income tax consequences of tendering Shares?

In general, if you are a U.S. taxpayer, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. If you are a Non-U.S. Holder (as defined below), you generally will not be subject to U.S. federal income tax on any gain unless you are engaged in a trade or business in the United States, are an individual and have been present in the United States for 183 days or more in the taxable year of the exchange, or we are a “United States real property holding corporation” (also as defined below) and our Shares are not regularly traded on NASDAQ or you own more than 5% of our Shares during the five-year period ending on the exchange date. If you are subject to U.S. federal income tax, you will be taxed on the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger, and the cash proceeds you receive may be subject to U.S. federal withholding tax. You may also be subject to a U.S. branch profits tax. See Section 5—“Certain U.S.Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call The Altman Group, Inc. at 866-530-8628 (Toll Free) or Wells Fargo Bank, N.A. at 866-468-9716 (Toll Free). The Altman Group, Inc. is acting as the information agent (the “Information Agent”) and Wells Fargo Bank, N.A. is acting as the depositary (the “Depositary”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of Shares of
Common Stock of BUCA, Inc.:

INTRODUCTION

We, BUCA Financing, LLC, a Florida limited liability company (the “Purchaser”) and an indirect wholly-owned subsidiary of Planet Hollywood International, Inc., a Delaware corporation (“Planet Hollywood”), are offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BUCA, Inc., a Minnesota corporation (“BUCA” or the “Company”), at a price of $0.45 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of August 5, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Planet Hollywood, the Purchaser and BUCA. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into BUCA (the “Merger”) with BUCA continuing as the surviving corporation, wholly-owned by Planet Hollywood. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by (i) Planet Hollywood, the Purchaser, any of their respective subsidiaries or any subsidiary of BUCA, which Shares will be cancelled and cease to exist, or (ii) shareholders who validly exercise their dissenter rights in connection with the Merger as described in (Section 17—“Dissenter Rights”) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Financing Agreements; Warrant,” which also contains a discussion of the treatment of employee stock options.

Tendering shareholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The BUCA Board of Directors has unanimously (i) determined that the Merger Agreement, the Offer and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of BUCA and the shareholders of BUCA, (ii) approved and taken all corporate action required to be taken by the BUCA Board of Directors to authorize the consummation of the transactions contemplated by the Merger Agreement, (iii) approved the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the Offer), and (iv) recommended that the shareholders of BUCA accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and approve and adopt the Merger Agreement if required by the MBCA.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition (as described below). The Minimum Condition requires that the number of Shares that has been validly tendered and not withdrawn prior to the expiration of the Offer (together with any Shares owned by Planet Hollywood or Purchaser) represents at least a majority of the then issued and outstanding Shares on a fully diluted basis (as determined pursuant to the terms of the Merger Agreement). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

BUCA has advised Planet Hollywood that Piper Jaffray & Co., BUCA’s financial advisor, rendered its written opinion to BUCA’s Board of Directors to the effect that, as of August 1, 2008 and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be received by the holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

The full text of the written opinion of Piper Jaffray & Co., dated as of August 1, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex II to BUCA’s Solicitation/ Recommendation Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission (the “SEC”) and which will be mailed to BUCA’s shareholders with this Offer to Purchase. Piper Jaffray & Co. provided its opinion for the information and assistance of BUCA’s Board of Directors in connection with its consideration of the Offer and the Merger. The opinion of Piper Jaffray & Co. does not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote with respect to the adoption of the Merger Agreement or any other matter.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of shareholders of BUCA, if required by Minnesota law. Under Minnesota law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of BUCA’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of BUCA’s shareholders. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of BUCA. In addition, Minnesota law provides that if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the shareholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, the Purchaser owns at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option), Planet Hollywood and BUCA are required to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with the applicable sections of the MBCA.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of BUCA. BUCA represented in the Merger Agreement that as of July 31, 2008, there were 21,408,901 Shares issued and outstanding and 1,433,958 Shares reserved and available for issuance (exclusive of Shares reserved in respect of options and stock appreciation units).

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of September 9, 2008, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15—“Certain Conditions of the Offer.”

The Merger Agreement provides that we must extend the Offer if on the Expiration Date all of the conditions to the offer (including the Minimum Condition) have not been satisfied or waived by Purchaser or Planet Hollywood. We must extend the Offer for one or more successive periods of not more than 10 business days each until the earlier of (x) the termination of the Merger Agreement or (y) the date that is 90 days after the commencement of the Offer (the “Outside Date”). We must also extend the Offer for any period or periods required by then applicable law, rule regulation, interpretation or position of the SEC or its staff or NASDAQ and its staff. In addition, promptly after the latest of (i) the earliest date of which Purchaser is permitted under applicable law to accept for payment Shares validly tendered and not withdrawn pursuant to the

Offer, (ii) the earliest date as of which each of the conditions and requirements of the Offer have been satisfied or waived by Planet Hollywood or Purchaser, and (iii) the Expiration Date, Purchaser shall consummate the Offer and accept for payment and pay for all Shares (without interest) validly tendered and not withdrawn.

We have agreed in the Merger Agreement that, without the consent of BUCA, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer that are different than or in addition to the conditions of the Offer set forth in the Merger Agreement, (v) change or waive the Minimum Condition, (vi) amend or modify any of the conditions of the Offer set forth in the Merger Agreement in a manner that adversely affects, or reasonably could adversely affect, the holders of Shares, or (vii) extend or otherwise change the expiration date of the Offer other than as required or permitted by the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer (other than those conditions which may not be waived without BUCA’s prior consent), increase the Offer Price and/or modify the other terms of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15—“Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance of the Shares tendered in, and not withdrawn from, the Offer, the Merger Agreement may require us to or we may otherwise decide to provide one or more subsequent offering periods. A subsequent offering period, if included, will be an additional period of up to 20 business days beginning on the next business day following the Expiration Date, during which any remaining shareholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, provided the Minimum Condition is met, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering shareholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for, Shares pursuant to the Offer, we have the option (the “Top-Up Option”), exercisable upon the terms and conditions set forth in the Merger Agreement and subject to certain limitations, to purchase from BUCA up to that number of Shares equal to a number of Shares that, when added to the number of Shares directly or indirectly owned by Planet Hollywood at the time of such exercise, will constitute one share more than 90% of the Shares outstanding immediately after exercise of the Top-Up Option at a price per Share equal to the Offer Price.

BUCA has provided us with BUCA’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on BUCA’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e- 1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of BUCAS’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 10, 2008.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such

Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

The following is a summary of certain U.S. federal income tax consequences of the Offer and the Merger to beneficial owners of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares that is (i) an individual who is a citizen or a resident of the United States for federal income tax purposes; (ii) a corporation (or other entity that is treated as a corporation for federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia); (iii) an estate the income of which is subject to federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons (as defined for federal income tax purposes) have the authority to control all of its substantial decisions.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Shares that is (i) a nonresident alien individual for federal income tax purposes; (ii) a foreign corporation for federal income tax purposes; (iii) an estate the income of which is not subject to federal income tax on a net income basis; or (iv) a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if United States persons (as defined for federal income tax purposes) do not have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for those purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only beneficial owners of Shares who own their Shares as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or “conversion transaction” for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as shareholders that acquired their Shares under BUCA’s Employee Stock Purchase Plans or pursuant to the exercise of employee stock options, stock appreciation units, or otherwise as compensation, banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; investors that hold their Shares through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the Shares in tax- deferred or tax-advantaged accounts; or “controlled foreign corporations” or “passive foreign investment companies” for federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the Offer and the Merger to shareholders of BUCA whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger.

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE OFFER AND MERGER.

U.S. Holders

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Shares. Any such capital gain or loss will be long-term capital gain or loss if the Shares are held for more than a year at the time of the exchange or Merger, as applicable. The deductibility of capital losses by U.S. Holders is subject to limitations. If a U.S. Holder acquired Shares at different times for different prices, the gain or loss must be determined separately for each block of Shares.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain in respect of the exchange of Shares for cash pursuant to the Offer or the Merger unless (1) the gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder (and if a treaty applies, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), (2) the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (3)(x) we are a United States real property holding corporation and (y) our Shares are not regularly traded on NASDAQ or the Non-U.S. Holder has owned more than 5% of the Shares during the five-year period ending on the exchange date.

We generally will be a United States real property holding corporation if at least 50% of the fair market value of our assets has consisted of United States real property interests (including United States real property and leases on United States real property) at any time during the five-year period ending on the date of the exchange. We do not know whether we will be or have been a United States real property holding corporation at any time during the five-year period ending on the date of the exchange. We expect that our Shares are and will continue to be “regularly traded” on NASDAQ through the date of the exchange.

If gain on the sale of shares of our stock is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (and if a treaty applies, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), or we are a United States real property holding corporation and the Non-U.S. Holder does not satisfy condition (3)(y) above, the Non-U.S. Holder would be subject to U.S. federal income tax on a net income basis in respect of the gain and, for Non-U.S. Holder that are treated as corporations for U.S. federal income tax purposes, possibly an additional 30% branch profits tax. Non-U.S. Holders that are described in clause (2) above will generally be subject to tax at a flat rate on any gain in respect of the exchange of Shares for cash pursuant to the Offer or the Merger less certain capital losses of the Non-U.S. Holder allocable to U.S. sources during the taxable year.

Backup Withholding and Information Reporting

You may be subject to information reporting and backup withholding on amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise satisfy applicable requirements of the backup withholding rules. A U.S. Holder will not be subject to backup withholding if either the U.S. Holder (i) provides its taxpayer identification number and certifies under penalties of perjury that the taxpayer identification number is correct and provides certain other certifications, which can be done by properly executing an IRS Form W-9 or (ii) the U.S. Holder demonstrates that it is a corporation or other exempt recipient. A Non-U.S. Holder will not be subject to backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise satisfy applicable documentation requirements. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against your U.S. federal income tax liability if the required information is furnished to the IRS.

Shareholders should consult their tax advisors to determine the tax consequences of the Offer and Merger to them in light of their particular circumstances, including the application of U.S. federal, state, local and foreign tax laws.

6. Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market (“NASDAQ”) under the symbol “BUCA.” BUCA represented in the Merger Agreement that as of July 31, 2008, there were 21,408,901 Shares issued and outstanding and 1,433,958 Shares reserved and available for issuance (exclusive of Shares reserved in respect of options and stock appreciation units).

The following table sets forth, for the periods indicated, the high and low sales prices per Share as reported by NASDAQ based on published financial sources.

	High	Low
Year Ended December 31, 2006
First Quarter	$5.99	$5.05
Second Quarter	$6.54	$4.73
Third Quarter	$5.55	$5.01
Fourth Quarter	$5.43	$4.28
Year Ended December 30, 2007
First Quarter	$6.39	$4.83
Second Quarter	$5.51	$3.50
Third Quarter	$3.69	$1.87
Fourth Quarter	$2.75	$0.45
Year Ending December 31, 2008
First Quarter	$0.94	$0.35
Second Quarter	$0.75	$0.35
Third Quarter (through August 5, 2008)	$0.45	$0.28

On August 4, 2008, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on NASDAQ was $0.32 per Share. On August 1, 2008, the second to last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $0.29 per Share. The Offer Price represents a 24% premium to the average closing sales price of the Shares for the 30 trading days prior to and including August 4, 2008 and a premium of 41% over the closing sales price on the last full day of trading before the public announcement of the Offer and the Merger. BUCA has never paid any dividends on the Shares. Shareholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning BUCA.

Except as specifically set forth herein, the information concerning BUCA contained in this Offer to Purchase has been taken from or is based upon information furnished by BUCA or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to BUCA’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning BUCA, whether furnished by BUCA or contained in such documents and records, or for any failure by BUCA to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. BUCA is a Minnesota corporation with its principal offices located at 1300 Nicollet Mall, Suite 5003, Minneapolis, Minnesota 55403 USA. The telephone number for BUCA is (612) 225- 3400. According to BUCA’s public filings, BUCA, Inc. currently owns and operates 88 full service restaurants in 25 states and the District of Columbia under the name Buca di Beppo. The majority of its revenues are generated from the sale of food and beverages. Its restaurants offer high quality, Italian cuisine served in family-style portions meant for sharing as well as single portions for individuals in a fun and energetic atmosphere that reflects the decor and ambiance of post-World War II Italian/American restaurants.

Available Information. The Shares are registered under the Exchange Act. Accordingly, BUCA is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning BUCA’s directors and officers, their remuneration, stock options granted to them, the principal holders of BUCA’s securities, any material interests of such persons in transactions with BUCA and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on March 30, 2007 and distributed to BUCA’s shareholders. Such information also will be available in BUCA’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including BUCA, that file electronically with the SEC.

Sources of Information. Except as otherwise set forth herein, the information concerning BUCA contained in this Offer to Purchase has been based upon information furnished by BUCA or its representatives or upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Planet Hollywood, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning BUCA contained in such documents and records or for any failure by BUCA to disclose events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Planet Hollywood and Purchaser.

Planet Hollywood International, Inc. is a Delaware corporation. Planet Hollywood’s principal executive offices are located at 7598 W. Sand Lake Road, Orlando, FL 32819. The telephone number of Planet Hollywood’s principal executive offices is (407) 363-7827. Planet Hollywood is a creator and worldwide developer of consumer brands that transcend international barriers and capitalize on the universal appeal of movies, sports and other entertainment-based themes.

Purchaser is a Florida limited liability company and an indirect wholly-owned subsidiary of Planet Hollywood. Purchaser was organized by Planet Hollywood to acquire BUCA and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of the Purchaser are wholly-owned by Planet Hollywood. The Purchaser’s principal executive offices are located at the same address as Planet Hollywood’s principal executive office listed above, and its telephone number at that address is the same telephone number as Planet Hollywood’s telephone number listed above.

The name, citizenship, business address, present principal occupation or employment and five year employment history of each of the directors and executive officers of Purchaser and Planet Hollywood are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Planet Hollywood or, to the best knowledge of Purchaser and Planet Hollywood, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase: (a) none of Planet Hollywood, Purchaser or, to the knowledge of Planet Hollywood or Purchaser after reasonable inquiry, any of the persons listed in Schedule I or any associate or majority subsidiary of Planet Hollywood, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of BUCA, (b) none of Planet Hollywood, Purchaser or, to the knowledge of Planet Hollywood or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Planet Hollywood during the past 60 days, (c) none of Planet Hollywood, Purchaser, their subsidiaries or, to the knowledge of Planet Hollywood or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of BUCA (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Planet Hollywood, Purchaser, their subsidiaries or, to the knowledge of Planet Hollywood or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and BUCA or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of Planet Hollywood, Purchaser, their subsidiaries or, to the knowledge of Planet Hollywood or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and BUCA or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of BUCA’s securities, an election of BUCA’s directors or a sale or other transfer of a material amount of assets of BUCA.

Thomas Avallone, Manager of Purchaser and Director, Executive Vice President and Chief Financial Officer of Planet Hollywood, owns approximately twenty-five thousand Shares of BUCA, representing approximately 0.1% of the issued and outstanding Shares of BUCA.

Trusts for the benefit of Robert Earl’s children, the All Star Trust and the Godolphan Kessler Settlement (1987) Trust, (the “Trusts”) own approximately 1,000,000 shares of BUCA, representing approximately 4.7% of the issued and outstanding shares of BUCA. Mr. Earl is the Chairman, President and Chief Executive Officer of Planet Hollywood. The business address of the Trust is c/o

Very Best of Ltd, Vanterpool Plaza, Wickams Cay 1st, 2nd Floor, Road Town, Tortola, British Virgin Islands. Robert Earl disclaims any beneficial ownership in the Trusts.

9. Source and Amount of Funds.

The Purchaser estimates that it will need approximately $10,434,000 (which includes related fees and expenses) to purchase all of the Shares pursuant to the Offer and to consummate the Merger. Planet Hollywood will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for our Merger with BUCA, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. Planet Hollywood expects to obtain the necessary funds from existing cash balances. In addition, Planet Hollywood has entered into a commitment letter with Bay Harbour in order to provide funding to purchase all Shares validly tendered in the Offer and for the Merger if such cash balances are insufficient to consummate the Offer and the Merger. The Offer is not conditioned upon Planet Hollywood’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

The Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

the Purchaser, through its parent company, Planet Hollywood, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of Planet Hollywood’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

Pursuant to the terms of an equity commitment letter dated August 5, 2008 (the “Equity Commitment Letter”), Bay Harbour has agreed to provide sufficient funds to Planet Hollywood if necessary, to consummate the Offer and to cover the reasonable transaction expenses incurred in consummating the Offer. The Equity Commitment Letter specifically states that it does not confer any rights or remedies upon any other person other than the parties thereto. The Equity Commitment Letter is subject to the satisfaction or waiver of any of the conditions to Planet Hollywood’s obligation to purchase the Shares tendered in the Offer contemplated by the Merger Agreement dated as of August 5, 2008 between Planet Hollywood and BUCA.

The Equity Commitment Letter will terminate automatically upon the earliest to occur of: (i) the Effective Time; or (ii) the termination of the Merger Agreement.

The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Equity Commitment Letter, you are encouraged to read the full text of the Equity Commitment Letter.

10. Background of the Offer; Past Contacts or Negotiations with BUCA.

In early 2007, with the early success of the branding and licensing of the Planet Hollywood Resort & Casino, in Las Vegas, Nevada, Planet Hollywood made a strategic decision to consider expansion opportunities for its restaurant group, with a particular focus on small restaurant chains with a strong regional or national base. BUCA was one of a number of companies identified by Planet Hollywood in its preliminary review for further evaluation.

In December 2007, BUCA announced publicly that the Board had decided to explore strategic alternatives to enhance shareholder value, including but not limited to the raising of capital, a recapitalization, and the combination, sale or merger of BUCA. In addition, BUCA announced that it had hired Piper Jaffray & Co (“Piper Jaffray”) to serve as its financial advisor during this process.

In January 2008, Bay Harbour contacted Piper Jaffray to request a copy of a confidential information memorandum and was apprised by Piper Jaffray that a confidential information memorandum would not be completed until February 2008.

On February 19, 2008, Bay Harbour signed a confidentiality, standstill and non disclosure agreement with BUCA that included Planet Hollywood as its named representative.

Shortly thereafter, Piper Jaffray forwarded Bay Harbour a confidential information memorandum relating to BUCA.

On March 20, 2008, Bay Harbour submitted a non-binding indication of interest letter on behalf of Planet Hollywood to acquire BUCA for $1.30 per share. The letter was a preliminary indication of value and remained subject to a substantial legal and financial due diligence review that was necessary for Planet Hollywood to assess BUCA and the proposed transaction.

On April 2, 2008 Planet Hollywood was granted access to the online data site that contained a copy of the majority of BUCA’s material contracts, leases and other agreements.

On April 4, 2008 Planet Hollywood received a management presentation given by the executive officers of BUCA at Piper Jaffray’s corporate headquarters in Minneapolis, Minnesota.

On April 21, 2008, Planet Hollywood received a request from Piper Jaffray as to a final bid letter submission.

In May 2008, Planet Hollywood submitted a proposal with a contemplated a purchase price of $1.20 per share and proposed that the structure be changed to eliminate the tender offer and utilize a one-step merger structure. The Proposal was subject to Planet Hollywood’s satisfaction with its continuing due diligence.

On May 21, 2008, after further negotiation with BUCA and its counsel, Planet Hollywood provided a revised mark-up of the draft merger agreement that accepted a two-step tender offer structure.

On June 26, 2008, based on the results of its preliminary due diligence and subject to further due diligence, Planet Hollywood submitted a non-binding reduced offer to acquire BUCA for $0.70 per share and requested exclusivity in order to perform it final due diligence.

In early July 2008, Planet Hollywood became aware that BUCA was having significant liquidity issues and that BUCA was unable to obtain, from its primary lender, the additional funding necessary to carry the business through its seasonally slow period ending November 2008.

Representatives of Planet Hollywood came to the offices of BUCA in Minneapolis, Minnesota, from Monday, June 30, 2008 through Wednesday, July 2, 2008 to conduct additional business and legal diligence. Planet Hollywood also had discussions with management, together with representatives of Piper Jaffray, on July 8 and 9, 2008 in Las Vegas, Nevada. In addition, BUCA’s outside legal counsel, Faegre & Benson, discussed the draft merger agreement with legal counsel for Planet Hollywood.

On July 6, 2008, Piper Jaffray requested that Planet Hollywood provide bridge financing to BUCA.

On July 7, 2008, Planet Hollywood informed Piper Jaffray that they would be willing to provide bridge financing on terms acceptable to Planet Hollywood and that Planet Hollywood would provide BUCA with a written proposal.

On July 9, 2008, Planet Hollywood informed BUCA that it was willing to proceed to document and finalize a transaction at $0.65 per share. In addition, at BUCA’s request, on July 9, 2008, Planet Hollywood provided BUCA with a draft term sheet summarizing the terms on which Planet Hollywood contemplated providing bridge financing to BUCA. The terms contemplated a revolving bridge loan of up to $4 million, with an interest rate of 15%, together with warrants entitling Planet Hollywood to purchase shares of common stock in an amount equal to 19.99% of the number of outstanding shares on a fully diluted basis and with an exercise of $0.01 per share. It also required several modifications of the agreement with BUCA’s senior lender. BUCA later received from Planet Hollywood drafts of such bridge loan documentation and the warrants.

On July 14, 2008, BUCA provided Planet Hollywood with comparable store sales information for the June 2008 financial reporting period and the first two weeks of the July financial reporting period. Comparable store sales in for the June period were down 6.5% and for the first two weeks of the July period were down 14.2%, each as compared to the same periods in fiscal 2007. Planet Hollywood expressed significant concern over these results. Planet Hollywood requested additional financial information and stated that it was not willing to proceed with the contemplated transaction until it had time to further analyze the results and to determine if sales had stabilized.

Piper Jaffray continued to have discussions with Planet Hollywood and with Bay Harbour about BUCA’s operational performance and the terms of the proposed transaction on July 17 and 18, 2008.

On July 18, 2008 Planet Hollywood, in connection with making a revised offer of $0.45 per share, forwarded BUCA a revised bridge loan term sheet which provided funding of up to $4 million and which was acceptable to BUCA’s senior lender, including amortization and a term reduction of the availability of the senior lender’s facility. In connection with the revised bridge loan terms and the increased risk allocated to it, Planet Hollywood reduced its offer to $0.45 per share.

After further negotiations, on August 5, 2008 Planet Hollywood entered into a definitive agreement to make a tender offer at $0.45 per share to acquire BUCA, and funded a bridge loan of $3.5 million to BUCA.

A public announcement concerning the execution of the definitive Merger Agreement and the funding of the bridge loan was made shortly after the signing of the agreement on August 5, 2008.

11. The Merger Agreement; Financing Agreements; Warrant.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Planet Hollywood, the Purchaser or BUCA. Such information can be found elsewhere in this Offer to Purchase.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than 5 business days after the date of the Merger Agreement, which was August 5, 2008. The obligations of the Purchaser to (and the obligations of Planet Hollywood to cause the Purchaser to) commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions (“Offer Conditions”) that are described in Section 15 of this Offer to Purchase—“Certain Conditions of the Offer.” Planet Hollywood and Purchaser expressly reserve the right to increase the Offer Price and to waive any Offer Condition to the Offer and/or modify the terms of the Offer. We have agreed in the Merger Agreement that, without the consent of BUCA, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer that are different than or in addition to the Offer Conditions, (v) change or waive the Minimum Condition, (vi) amend or modify any of the Offer Conditions in a manner that adversely affects, or reasonably could adversely affect, the holders of Shares, or (vii) extend or otherwise change the expiration date of the Offer other than as required or permitted by the Merger Agreement.

The Merger Agreement provides that if, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, any of the Offer Conditions including the Minimum Condition is not satisfied, then, Purchaser must extend the Offer for one or more periods of not more than 10 business days each in order to permit such conditions of the Offer to be satisfied; provided, Purchaser will not be required in any event required to extend the Offer beyond the Outside Date.

We may, at our discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, following the time for acceptance of the tendered Shares (the “Acceptance Time”) in order to obtain more than 90% of the Shares outstanding at that time tendered in the Offer. If immediately following the Acceptance Time, we (together with Planet Hollywood and our respective subsidiaries and affiliates) own more than 80% but no more than 90% of the Shares outstanding at that time (which shares beneficially owned shall include shares tendered in the Offer and not withdrawn), we must provide for a subsequent offering period of at least 10 business days. The Offer will be extended for any period required by any applicable law, rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or NASDAQ or its staff, provided that the Purchaser will not be required to extend the Offer beyond the Outside Date.

Top-Up Option. BUCA granted the Purchaser an option to purchase from BUCA, subject to certain limitations, the number of shares of BUCA common stock (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by the Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option.

The exercise price for the Top-Up Option is equal to the Offer Price. The exercise of the Top-Up Option by Purchaser is subject to certain conditions. The Merger Agreement provides that the Top-Up Option shall be exercisable only once, at such time as Planet Hollywood and Purchaser, directly or indirectly, own at least 50% of the total number of Shares then outstanding and on or prior to the 20th business day after the Expiration Date and has otherwise purchased all Shares validly tendered in the Offer. In addition, the Purchaser shall, concurrently with the exercise of the Top-Up Option, give written notice to BUCA that Purchaser intends to consummate the Merger;

The Merger. The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into BUCA, with BUCA being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and BUCA will continue as the Surviving Corporation, indirectly wholly-owned by Planet Hollywood. The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation.

Pursuant to the Merger Agreement, at the Effective Time, each Share that is owned by Planet Hollywood, Purchaser, any of their respective subsidiaries or any subsidiary of BUCA immediately prior to the Effective Time shall be cancelled and shall cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.

Each Share issued and outstanding immediately prior to the Effective Time (other than the shares described in the foregoing sentence and Dissenting Shares (as defined below)), shall be converted and exchanged automatically into the right to receive an amount in cash equal to the Offer Price without interest (the “Merger Consideration”), payable to the holder. From and after the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and shall cease to exist, and each holder of a certificate formerly representing any such Shares immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand, and who properly demands, appraisal of such Shares pursuant to, and who complies in all respects with, Sections 302A.471 and 302A.473 of the MBCA (such Shares, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration but rather, the holders of Dissenting Shares shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with the MBCA) (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled). If any such holder fails to perfect or otherwise waives, withdraws or loses the right to dissent in accordance with the MBCA, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective

Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration.

BUCA Stock Options. The Merger Agreement provides that BUCA shall terminate the Company Stock Plans effective immediately prior to the Effective Time. As of the Effective Time, (i) each holder of an option to purchase Shares, whether granted under the Company Stock Plans or otherwise, other than an option granted under the ESPP, that is outstanding and unexercised at the Effective Time (whether vested or unvested) (each, a “Company Option”) shall be entitled to receive from the Surviving Corporation immediately after the Effective Time, in exchange for the cancellation of such Company Option, an amount in cash, without interest, equal to the excess, if any, of (1) the Merger Consideration over (2) the per share exercise price of such Company Option, multiplied by the number of Shares subject to such Company Option as of the Effective Time (the “Option Cash Payment”) and (ii) each Company Option shall cease to represent an option to purchase Shares, shall no longer be outstanding and shall automatically cease to exist and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. Because the Merger Consideration is less than the exercise price of any Company Option, no payments will be made to holders of Company Options at the Effective Time.

Representations and Warranties. In the Merger Agreement, BUCA has made customary representations and warranties to Planet Hollywood and the Purchaser, including representations relating to: organization and authorization of BUCA; BUCA’s capitalization no conflicts with or consents required in connection with the Merger Agreement; BUCA’s compliance with laws; absence of certain changes or events; absence of undisclosed liabilities; BUCA’s public information; no material adverse change; legal proceedings; material contracts; affiliate transactions; taxes; commissions and fees; employee benefit plans and employment matters; regulatory compliance; intellectual property; insurance; real property; environmental matters; opinion of financial advisor; and anti-takeover provisions.

In the Merger Agreement, Planet Hollywood and the Purchaser have made customary representations and warranties to BUCA, including representations relating to: organization; authorization with respect to the Merger Agreement; consents and approvals; absence of litigation; no conflicts with or consents required in connection with the Merger Agreement; information provided in a proxy statement; information provided in the Schedule TO; capitalization; funds available and status of Purchaser.

Operating Covenants. Pursuant to the Merger Agreement, from August 5, 2008 until the earlier of (x) the termination of the Merger Agreement and (y) the Effective Time, BUCA and all Company Subsidiaries shall conduct their respective businesses in the ordinary course of business consistent with past practices and use commercially reasonable efforts to preserve intact its current business organizations, to keep available the services of its current officers and other key employees and to preserve its relationships with material suppliers, licensors, licensees, distributors, lessor and other parties having a material relationship with it.

Pursuant to the Merger Agreement, from August 5, 2008 until the earlier of (x) the termination of the Merger Agreement and (y) the Effective Time, the Company shall not, and shall not permit any of the Company Subsidiaries to:

(a) amend any of BUCA’s governing documents; (b) split, combine, subdivide or reclassify any of the capital stock of BUCA; (c) declare any dividend or other distribution with respect to BUCA’s capital stock; (d) redeem, purchase or otherwise acquire, any of BUCA’s equity securities (except for the acceptance of shares in payment of the exercise price or withholding taxes incurred in connection with the exercise of Company Options or the vesting of restricted stock); (e) issue, sell, pledge, deliver, transfer, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or grant, any BUCA options, restricted stock, stock appreciation units or warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class, or grant to any person any right the value of which is based on the value of Shares or other capital stock except (for the Shares reserved for issuance on August 5, 2008 pursuant to the exercise of Company Options outstanding as of August 5, 2008 and any issuance of Share upon the exercise of the Top-

Up Option); (f) acquire (whether pursuant to merger, stock or asset purchase or otherwise) any equity securities in any person or any business or division of any person or all or substantially all of the assets of any person; (g) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its assets; (h) (i) incur or assume any indebtedness for borrowed money (except indebtedness for borrowed money incurred in the ordinary course of business), (ii) assume, guarantee or otherwise become liable for the indebtedness of any other person, or (iii) make any loans, advances, or capital contributions to, or investments in, any other person, other than any wholly owned Company Subsidiary; (i) (A) enter into, establish, commence participation in, amend or modify (except as required by law), terminate or commit to the adoption of any stock-based compensation, compensation, severance, pension, retirement or other employee benefit plan, program or agreement or employment or severance agreement, (B) except as required under existing agreements, grant any increases in compensation or benefits of any current or former officers, directors, employees or independent contractors, (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or under any other BUCA benefit plans, or (D) (x) hire any corporate employees or (y) terminate the employment of any corporate employees, or (v) cause the funding of any rabbi trust or similar arrangement or take any action to fund the payment of compensation or benefits under any BUCA benefit plan; (j) enter into any agreement or arrangement that limits or otherwise restricts the Company or any subsidiary of the Company (“Company Subsidiary”) from engaging or competing in any line of business or in any location; (k) change any of its accounting methods in a manner that materially affects its assets, liabilities or business, except for such changes required by GAAP or SEC Regulation S-X; (l) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger); (m) abandon, fail to maintain and renew or otherwise let lapse, any material intellectual property rights or company permits; (n) make any capital expenditure, other than (A) consistent with past practice or in the ordinary course of business, (B) in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident, or (C) otherwise in an aggregate amount for all such capital expenditure made not to exceed $100,000.00; (o) settle any claim or litigation, including any employment-related claim or litigation, in each case made or pending against the Company or any company subsidiaries, other than (A) the settlement of claims or litigation in the ordinary course of business in an amount not to exceed, for any such settlement individually, $100,000.00 to be paid by the Company; and (B) the settlement of claims or litigation disclosed, reflected or reserved against in the most recent financial statements (or the notes thereto) of the Company; (p) make or change an election in respect of taxes, amend a tax return, adopt or change an accounting method in respect of taxes (including the accounting period), settle or otherwise compromise any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes, in each case, to the extent such action could reasonably be expected to materially affect the Company or any Company Subsidiary in a taxable period ending after the closing date of the Merger Agreement; or (q) enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize in writing any of the foregoing.

Shareholders Meeting; Board Recommendation. The Merger Agreement provides that BUCA will, if the adoption of the Merger Agreement by BUCA’s shareholders is required by the MBCA, as soon as practicable following the Acceptance Time and expiration of any subsequent offering period (in any event within 14 days after such date) BUCA shall file a proxy or information statement with the SEC (the “Proxy Statement”). The Proxy Statement shall include the recommendation of the Company’s Board of Directors that the shareholders of the Company vote in favor of the approval and adoption of the Merger Agreement in accordance with the MBCA. As promptly as practicable after the Acceptance Time and expiration of any subsequent offering period BUCA will call and give notice of a Special Meeting to its shareholders, for the purpose of adopting the Merger Agreement. BUCA shall use its reasonable best efforts to obtain from its shareholders the approval of the shareholders of the Company in favor of the adoption and approval of the Merger Agreement. Planet Hollywood and Purchaser agree to cause all Shares then owned by them and their affiliates to be voted in favor of the adoption of the Merger Agreement. Notwithstanding the foregoing, under the Merger Agreement, if Planet Hollywood, Purchaser and its affiliates shall collectively acquire at least 90% of the then outstanding Shares Planet Hollywood shall cause the

Merger to become effective as soon as practicable after the expiration of the Offer without a shareholders’ meeting in accordance with the MBCA.

Pursuant to a meeting duly called and held on August 1, 2008, the BUCA Board of Directors (i) determined that the Merger Agreement, the Offer, Credit Agreement and Warrant and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of BUCA and the shareholders of BUCA, (ii) approved and took all corporate action required to be taken by the BUCA Board of Directors to authorize the consummation of the transactions contemplated by the Merger Agreement, (iii) approved the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the Offer and the Merger), and (iv) recommended that the shareholders of BUCA accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and approve the Merger and adopt the Merger Agreement if required by the MBCA to approve and adopt the Merger Agreement.

Pursuant to the Merger Agreement, except as described below, neither the BUCA Board nor any committee thereof shall withdraw, modify, or amend in a manner adverse to Planet Hollywood or Purchaser, the Company Recommendation, the approval by the BUCA Board of Directors of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) or the approval by the Compensation Committee of the Company Compensation Arrangements.

Any withdrawal, modification or amendment in any manner adverse to Planet Hollywood or Purchaser (including by virtue of disclosure in the Schedule 14D-9 or any amendment thereto) in BUCA’s recommendation of the transactions contemplated in the Merger Agreement, the approval by the BUCA Board of Directors of the Mergers Agreement and the transactions contemplated by the Merger Agreement, or the approval by the Compensation Committee of the company compensation arrangements as employment compensation arrangements for purposes of satisfying the requirements of the non-exclusive safe-harbor in accordance to Rule 14d-10(d)(2) promulgated under the Securities and Exchange Act of 1934, as amended (“Company Change in Recommendation”) shall only be made in accordance with the conditions set forth in Section 5.4 of the Merger Agreement.

At any time prior to the Effective Time, the BUCA Board of Directors may, in response to a Superior Proposal affect a Company Change in Recommendation, if the BUCA Board of Directors determines in good faith, after consulting with its outside legal counsel and its independent financial advisor that the Superior Proposal continues to constitute a Superior Proposal.

If other than in connection with a Superior Proposal, (i) the BUCA Board of Directors determines (after consultation with BUCA’s legal counsel) in good faith that the failure to effect a Company Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable law, (ii) if BUCA has provided to Planet Hollywood a Notice of Recommendation Change, and (iii) during the 5 day period following receipt of a Notice of Recommendation Change, BUCA shall give Planet Hollywood the opportunity to meet and negotiate in good faith regarding possible revisions to the terms of the Merger Agreement so that the Superior Proposal is no longer the Superior Proposal, and after such 5 day period, if the BUCA Board of Directors still determine in good faith, after reviewing applicable provisions of state law and after consulting with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to make such withdrawal, modification or recommendation would be inconsistent with the BUCA Board’s fiduciary duties to BUCA shareholders under Minnesota law that a failure to effect a Company Change in Recommendation would be inconsistent with the director’s fiduciary duties, then the Company will be entitled to effect a Company Change in Recommendation.

No Solicitation Provisions. Until the Effective Time or the termination of the Merger Agreement, neither BUCA nor any Company Subsidiary will, nor will BUCA or any Company Subsidiary, authorize or permit any of their respective officers, directors, employees, investment bankers, financial advisors, attorneys, brokers, accountants or other agents or advisors (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiries relating to, submission of, or any inquiry, offer, proposal or indication of interests that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; or (ii) engage in any discussions, disclose any non-public information relation to BUCA or the Company Subsidiaries or provide access to the properties, assets, books or records or employees of BUCA or any of the Company Subsidiaries to any Person, other than Planet Hollywood, Purchaser and their Representatives relating to an Acquisition Proposal; or (iii) accept or recommend an Acquisition Proposal; or (iv) enter into any agreement or arrangement with respect to an Acquisition Proposal or requiring BUCA to abandon, terminate or fail to consummate the Offer and the Merger. Pursuant to the Merger Agreement, BUCA and its subsidiaries were required to cause its Representatives to, immediately cease and terminate any then existing solicitation, encouragement, activity, discussion or negotiation with any third party heretofore conducted by BUCA, the Company Subsidiaries or its Representatives with respect to any other potential acquisitions.

Notwithstanding the above, if, at any time prior to the Acceptance Time, BUCA receives an Acquisition Proposal from a Third Party under circumstances which BUCA has complied with its obligations described above and the BUCA Board of Directors determines in good faith (after consultation with BUCA’s financial advisor and legal counsel) that such Acquisition Proposal is, or reasonably could lead to, a Superior Proposal, BUCA may provide prior written notice to Planet Hollywood that it intends to engage in discussions or negotiations with, or disclose public or non- public information relating to BUCA or any Company Subsidiaries, or afford access to the properties, assets, books or records or Representatives of BUCA and the Company Subsidiaries to, any such third party and any potential financing sources of such third party. BUCA shall advise Planet Hollywood of the material terms and conditions of such Acquisition Proposal, request or inquiry and the identity of the Person making such Acquisition Proposal, request or inquiry.

Employment and Employee Benefits.

From the Effective Time through December 31, 2008, Planet Hollywood shall (i) arrange for each employee of the BUCA or any Company Subsidiary who becomes a Planet Hollywood employee (or an employee of any Subsidiary or affiliate of Planet Hollywood (including by remaining an employee of the Company or any Company Subsidiary)) (collectively, the “Covered Employees”), within a reasonable period of time after the Effective Time, to be eligible for a base salary or wages at a rate no less than such employee was receiving immediately prior to the Effective Time, and (ii) maintain or cause to be maintained employee welfare and tax-qualified retirement plans (excluding severance, retention, equity-based programs, long-term incentive compensation, fringes and vacation policies) for the benefit of the Covered Employees (as a group) that provide employee benefits which, in the aggregate, are substantially comparable to the employee benefits that are generally made available to similarly situated employees of Planet Hollywood or its subsidiaries. In no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Planet Hollywood or its Subsidiaries; provided, further, that until such time as Planet Hollywood shall cause Covered Employees to participate in the benefit plans that are made available to similarly situated employees of Planet Hollywood or its Subsidiaries (other than Company or any Company Subsidiary), a Covered Employee’s continued participation in employee benefit plans of Company or any Company Subsidiary shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Planet Hollywood plans may commence at different times with respect to each Planet Hollywood plan).

Each Covered Employee will receive credit under the Planet Hollywood employee benefit plans for their years of service with BUCA prior to the Effective Time, subject to certain conditions set forth in the Merger Agreement.

Prior to the Effective Time, if requested by Planet Hollywood, BUCA will terminate any Company 401(k) plans and any other tax-qualified plans.

Indemnification and Insurance. For a period of 6 years from the Effective Time, Planet Hollywood shall cause the Surviving Corporation to honor and fulfill the indemnification obligations of BUCA to the current and former directors and officers (the “Covered Persons”) and employees under the Company Certificate of Incorporation and Company bylaws and under the provisions of the MBCA.

For a period of at least 6 years after the Effective Time, Planet Hollywood shall cause the Surviving Corporation to maintain in effect either the current policy of directors’ and officers’ liability insurance maintained by BUCA or a run-off policy or endorsement with respect to the current policy of directors’ and officers’ liability insurance covering claims asserted within 6 years after the Effective Time arising from facts or events that occurred at or before the Effective Time. The Covered Persons are intended third party beneficiaries of Section 6.5 of the Merger Agreement.

Consents and Approvals. Each party to the Merger Agreement will use its reasonable best efforts to make or cause to be made the applications or filings required to be made under applicable laws in relation to the transactions contemplated in the Merger Agreement and will, except as otherwise provided in the Merger Agreement, pay any fees due in connection with such application or filing as promptly as is reasonably practicable, and in any event within 10 business days after the date of the Merger Agreement or sooner if required by law or regulations. Each party to the Merger Agreement will use its reasonable best efforts to: (i) take all appropriate action and do all things reasonably necessary proper or advisable under any applicable law or otherwise to consummate the Transactions as promptly as practicable; (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, clearances, approvals, waiting period terminations, authorizations or orders required to be obtained or made by any party or their subsidiaries or avoid any action or proceeding by any governmental entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions; and (iii) obtain all consents, approvals or waivers from, or take other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by the Merger Agreement. Subject to applicable law related to exchange of information, each party to the Merger Agreement will use its reasonable best efforts to coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with any filings, conferences or other submissions related to resolving any investigation or other inquiry by any Governmental Entity, in each case in connection with the Offer, the Merger and the other Transactions.

Directors and Officers. Following the Acceptance Time, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the BUCA Board of Directors as is equal to the product of (i) the total number of directors on the BUCA Board of Directors (after giving effect to the directors appointed as a result of designations by Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Planet Hollywood, Purchaser and any of their affiliates bears to the total number of Shares then outstanding (disregarding any unvested and unexercisable Company Options and all other unvested rights to acquire shares of BUCA’s common stock). BUCA will, upon any exercise of such right by Purchaser, (A) take all such actions as are necessary or desirable to appoint to the BUCA Board of Directors the individuals designated by Purchaser and permitted to be so designated and (B) use its reasonable best efforts to cause Purchaser’s designees to be so elected of such time.

Conditions to the Merger. The Merger Agreement provides that the obligations of BUCA, Planet Hollywood and Purchaser to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) at or prior to the Effective Time of the following: (i) if required by applicable law, the Merger Agreement will be approved and adopted by a majority of the then outstanding Shares, (ii) no statute, law, ordinance, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger, and (iii) Purchaser shall have accepted for payment and paid for, or caused to be accepted for payment and paid for, all Shares validly tendered and not properly withdrawn pursuant to the Offer (including pursuant to any subsequent offering period provided by Purchaser pursuant to the Merger Agreement).

Termination.

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time:

(a) by either Planet Hollywood or BUCA;

(i) if there has been a breach by the other party of certain representations, warranties, covenants or agreements made by such party in the Merger Agreement, which breach in the case of BUCA results in certain conditions to the Offer not being satisfied, and in the case of Planet Hollywood or Purchaser shall have had or is reasonably likely to prevent, materially delay or materially impair Planet Hollywood’s or Purchaser’s ability to consummate the Offer or Merger (subject to a 30-day cure period); or

(ii) if Purchaser will not have accepted for payment and paid for all Shares tendered pursuant to the Offer in accordance with the terms thereof on or before the Outside Date; provided, however, that the right to terminate the Merger Agreement pursuant to this (a)(ii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, Purchaser’s failure to accept for payment and pay for all Shares tendered pursuant to the Offer prior to the Outside Date

(b) by Planet Hollywood, if: (i) the BUCA Board of Directors shall have effected a Company Change in Recommendation, (ii) the BUCA Board of Directors shall have recommended any Acquisition Proposal (whether or not a Superior Proposal), (iii) BUCA shall have entered into any agreement with a person (other than a confidentiality agreement and other than an agreement with any of BUCA’s Representatives in their capacity as such) with respect to any Acquisition Proposal, or (iv) BUCA has failed to include the Company Recommendation in the Schedule 14D- 9 or to permit Plant Hollywood and Purchaser to include the Company Recommendation in the Offer Documents (as defined in the Merger Agreement);

(c) by BUCA, prior to entering into a definitive agreement with respect to a Superior Proposal, provided that (i) BUCA has not materially breached the terms of Section 5.3 or Section 5.4 of the Merger Agreement in connection with such Superior Proposal, (ii) subject to the terms of the Merger Agreement, the BUCA Board of Directors effects a Company Change in Recommendation in response to such Superior Proposal pursuant to and in compliance with Section 5.4(c)(i) of the Merger Agreement and authorizes BUCA to enter into a definitive agreement for a Superior Proposal, (iii) in connection with such termination, BUCA confirms in writing its obligation to pay to Planet Hollywood the Termination Fee (as defined below), and (iv) promptly following the termination of the Merger Agreement, BUCA enters into a definitive agreement to effect such Superior Proposal.

The Merger Agreement may be terminated and the Transactions may be abandoned at any time before the Effective Time, whether before or after shareholder approval:

(d) by either Planet Hollywood or BUCA, if any final, non-appealable order or injunction of a court of competent jurisdiction in effect permanently restraining, enjoining or otherwise prohibiting the Offer, the Merger or the other Transactions exists; or

(e) by mutual written consent of Planet Hollywood and BUCA duly authorized by the BUCA Board of Directors and the Board of Directors of Planet Hollywood; provided, however, that any such authorization of termination by the BUCA Board of Directors shall have occurred prior to the Acceptance Time.

Termination Fee. The Merger Agreement contemplates that a termination fee of $1 million (the “Termination Fee”) will be payable by BUCA to Planet Hollywood where the Merger Agreement is terminated:

(a) (i) by Planet Hollywood pursuant to paragraph (b) under “Termination” above, (ii) by BUCA pursuant to paragraph (c) under “Termination” above, or (iii) Planet Hollywood or BUCA pursuant to paragraph (a)(ii) under “Termination” above provided that following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement, an Acquisition Proposal has been publicly announced, and concurrently with, or within 12 months following such termination, a Third Party Acquisition Event occurs and such Third Party Acquisition Event involves an acquisition by a Person who publicly announced an Acquisition Proposal following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement.

Amendment. The Merger Agreement may be amended or modified by the parties at any time prior to the Effective Time provided, however, that after the approval and adoption of the Merger

Agreement by the shareholders of BUCA, no amendment shall be made which by law requires further approval by such shareholders without obtaining such further approval. The Merger Agreement may not be amended or modified except by an instrument in writing executed and delivered on behalf of each of the parties.

Financing Agreements; Warrant

In connection with the Merger Agreement and the Offer, the Purchaser entered into a Credit Agreement with BUCA whereby the Purchaser loaned BUCA $3,500,000. The following is a summary of the material provisions of the Credit Agreement. The following description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Credit Agreement, you are encouraged to read the full text of the Credit Agreement. The Credit Agreement is not intended to provide you with any other factual information about Planet Hollywood, the Purchaser or BUCA. Such information can be found elsewhere in this Offer to Purchase.

The Credit Agreement provides for a secured term loan made by Purchaser to BUCA and each of its subsidiaries. The purpose of the term loan is to finance ongoing working capital requirements of BUCA and its subsidiaries and permitted capital expenditures. The collateral for the term loan is a second lien on substantially all tangible and intangible assets of BUCA and each of its subsidiaries, including property currently owned and hereafter acquired.

The initial principal amount of the term loan is $3,500,000. The term loan matures on December 31, 2009, provided that, upon termination of the Merger Agreement under specified circumstances, BUCA will be required to prepay the term loan in full together with an additional amount, as liquidated damages, equal to 30% of the principal balance of the term loan as of the time of such termination. BUCA is also required to prepay the term loan with the net proceeds of certain voluntary or involuntary dispositions of assets, certain extraordinary receipts, and certain debt and equity issuances, subject to the prior payment of the indebtedness under Senior Credit Agreement (as defined below). The term loan bears interest at a per annum rate equal to 15%. Prior to the occurrence of an event of default, interest is due and payable monthly and will be capitalized to the extent that the outstanding principal (including accrued and capitalized interest) is less than or equal to $4,000,000. If the outstanding principal is greater than $4,000,000, interest is due and payable monthly in cash payments.

Representations and Warranties. In the Credit Agreement, BUCA has made customary representations and warranties to the Purchaser, including representations relating to: organization and authorization of BUCA; BUCA’s capitalization; organization, existence and good standing of BUCA’s subsidiaries; no conflicts with or consents required in connection with the Credit Agreement; BUCA’s financial statements and projections; no material adverse change; legal proceedings; material contracts; employee benefit plans; regulatory compliance; intellectual property; suppliers; real property; and environmental matters.

Operating Covenants. The Credit Agreement provides that, from the date of the Credit Agreement until termination of the commitments thereunder and repayment of the term loan and the other obligations under the Credit Agreement, BUCA is subject to customary operating covenants and restrictions. BUCA will not, and will not permit any of its subsidiaries to: (a) incur or assume any indebtedness other than indebtedness specifically allowed pursuant to the Credit Agreement; (b) create, incur or assume any liens other than certain permitted liens; (c) enter into any merger, consolidation, reorganization or recapitalization, or reclassify any of BUCA’s Shares, except for the Merger and, in the case of subsidiaries, as otherwise specifically allowed pursuant to the Credit Agreement; (d) liquidate, wind-up or dissolve itself, except, in the case of subsidiaries, as specifically allowed pursuant to the Credit Agreement; (e) other than permitted dispositions, sell any part of its assets; (f) change its name without prior written notice to the Purchaser; (g) make any changes in the principal nature of its business; (h) prepay indebtedness other than as allowed by the Credit Agreement; (i) amend certain agreements other than as allowed by the Credit Agreement; (j) cause or allow any change of control; (k) consign any of its inventory; (l) make any distributions in respect of its capital stock other than distributions allowed by the Credit Agreement; (m) change its accounting methods; (n) make any investments other than permitted investments; (o) transact business with affiliates other than in the ordinary course, on fair terms and at arms-length, except as allowed by the Credit Agreement; (p) use the proceeds of the term loan for anything other than ongoing working capital purposes of the business or permitted capital expenditures; (q) store inventory or equipment with a bailee other than as allowed by the Credit Agreement; (r) fail to maintain the minimum EBITDA agreed to in the Credit Agreement; (s) make any growth capital expenditures or spend more than $5,500,000 in FY08 and $2,970,000 in FY09 on maintenance capital expenditures; or (t) construct, purchase, develop, acquire or build more than seven new restaurants in any fiscal year.

Intercreditor and Subordination Agreement. In connection with the Credit Agreement, the Purchaser and the Senior Agent (as defined below) entered into an Intercreditor and Subordination Agreement. The following is a summary of the material provisions of the Intercreditor and Subordination Agreement. The following description of the Intercreditor and Subordination Agreement does not purport to be complete and is qualified in its entirety by reference to the Intercreditor and Subordination Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Intercreditor and Subordination Agreement, you are encouraged to read the full text of the Intercreditor and Subordination Agreement. The Intercreditor and Subordination Agreement is not intended to provide you with any other factual information about Planet Hollywood, the Purchaser or BUCA. Such information can be found elsewhere in this Offer to Purchase.

The Intercreditor and Subordination Agreement provides that the Purchaser’s right of payment under the Credit Agreement shall be subject to Senior Agent’s right of payment under that certain Credit Agreement (the “Senior Credit Agreement”), dated as of November 15, 2004, by and among certain senior lenders and Wells Fargo Foothill, Inc. (the “Senior Agent”), as agent for the senior lenders, on the one hand, and BUCA and certain of its subsidiaries, on the other hand. Until the end of a standstill period, the discharge of indebtedness under the Senior Credit Agreement or the stated maturity of indebtedness under the Credit Agreement, the Purchaser has limited rights to receive payment of, or commence, prosecute or participate in any enforcement action related to, the indebtedness under the Credit Agreement. Notwithstanding the terms of any document or the decision of any court as to the priority of liens, the Senior Agent and Purchaser have agreed that the Senior Agent has a first priority security interest in the collateral and Purchaser has a junior and subordinated security interest in the collateral. In addition, the Senior Agent and the Purchaser have agreed that, upon the termination of the Merger Agreement (unless the indebtedness under the Credit Agreement has been paid in full) or the occurrence of certain other events, the Purchaser will have the right to acquire the indebtedness under the Senior Credit Agreement.

In connection with the Credit Agreement, BUCA issued to Purchaser a warrant (the “Warrant”) representing the right to purchase up to 4,281,775 Shares, representing approximately 19.99% of BUCA’s outstanding common stock. The Warrant was issued in a private transaction in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act. Accordingly, the Warrant may not be offered or sold in the United States without registration or an applicable exemption of registration requirements.

The initial exercise price of the Warrant is $0.01 per share of BUCA Common Stock. The Purchaser may exercise this Warrant on any Business Day at any time following the earlier of (i) the termination of the Merger Agreement, or (ii) a Change of Control Event (as defined below).

A Change of Control Event is the consummation of any of the following transactions with person(s) other than the Purchaser or a subsidiary or other affiliate of the Purchaser: (i) the sale, lease, exchange, conveyance or other disposition of all or substantially all of BUCA’s property or business, or (ii) BUCA’s merger into or consolidation with any other corporation, or (iii) any transaction (including a merger or other reorganization) or series of related transactions, in which more than 40% of the voting power of BUCA is disposed of.

The foregoing description of the Warrant is qualified in its entirety by reference to the form of Warrant, which is an exhibit to the Schedule TO and incorporated herein by reference.

12. Purpose of the Offer; Plans for BUCA.

Purpose of the Offer. The purpose of the Offer is for Planet Hollywood, through the Purchaser, to acquire control of, and the entire equity interest in, BUCA. The Offer, as the first step in the acquisition of BUCA, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in BUCA or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in BUCA. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of BUCA.

Short-form Merger. The MBCA provides that if Planet Hollywood and Purchaser and their respective related organizations (defined under the MBCA) owns at least 90% of the Common Stock of BUCA, Planet Hollywood can effect a short-form merger by merging Purchaser with and into BUCA without the action of the other shareholders. Accordingly, if as a result of the Offer, the Top- Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Planet Hollywood and the Purchaser anticipate to effect the Merger without prior notice to, or any action by, any other shareholder of BUCA if permitted to do so under the MBCA.

Plans for BUCA. Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of BUCA will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Planet Hollywood will continue to evaluate the business and operations of BUCA during the pendancy of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Planet Hollywood intends to review such information as part of a comprehensive review of BUCA’s business, operations, capitalization and management with a view to optimizing development of BUCA’s potential in conjunction with Planet Hollywood’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and Planet Hollywood have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving BUCA or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of BUCA or any of its subsidiaries, (iii) any material change in BUCA’s capitalization or dividend policy, or (iv) any other material change in BUCA’s corporate structure or business.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. According to the published guidelines of The NASDAQ Stock Market, LLC (the “NASDAQ Stock Market”), the NASDAQ Stock Market would consider disqualifying the Shares for listing on NASDAQ if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, BUCA has shareholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the NASDAQ Stock Market would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (vi) (A) BUCA has shareholders’ equity of less than $2.5 million, (B) the market value of BUCA’s listed securities is less than $35 million over a ten consecutive business day period, and (C) BUCA’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of BUCA, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. BUCA represented in the Merger Agreement that as of July 31, 2008, there were 21,408,901 Shares issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for NASDAQ or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

On February 8, 2008, BUCA announced that it received a letter from NASDAQ indicating that the bid price of the Shares for the last 30 consecutive business days had closed below the minimum $1.00 per share required for continued listing under NASDAQ Marketplace Rule 4450(a)(5). Pursuant to NASDAQ Marketplace Rule 4450(e)(2), BUCA was provided an initial period of 180 calendar days, or until August 6, 2008, to regain compliance. BUCA did not regain compliance with the Rule by August 6, 2008. As a result, on August 7, 2008, BUCA received a Staff Determination letter (the “Staff Determination”) from NASDAQ that BUCA’s stock was to be delisted from NASDAQ. BUCA was advised that unless it requested an appeal of the Staff Determination, trading of the Shares would be suspended at the opening of business on August 18, 2008, and a Form 25-NSE (notification of removal from listing) would be filed with the Securities and Exchange Commission. BUCA intends to request a hearing to appeal the Staff Determination to a NASDAQ Listings Qualifications Panel (the “Panel”). There can be no assurance that the Panel will grant BUCA’s request for continued listing. During the appeal process, the Shares will continue to trade on NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of BUCA to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by BUCA to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to BUCA, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of BUCA and persons holding “restricted securities” of BUCA to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. We intend and will cause BUCA to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Planet Hollywood, BUCA will not, and will not allow its subsidiaries to, declare, set aside, make or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to BUCA’s capital stock;

15. Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, unless (i) the Minimum Condition shall have been satisfied; and (ii) at the Expiration Date of the Offer, none of the following conditions shall exist:

(1)

Any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable pursuant to an authoritative interpretation by or on behalf of a Governmental Entity to the Offer, the Merger or any of the other Transactions, or any temporary restraining order, injunction or other judgment, order or decree have been issued, by any United States Federal or state court that prohibits, restrains, enjoins or makes illegal the consummation of the Offer or the Merger or any other transaction contemplated by the Merger Agreement

(2)

Any of the representations and warranties of the Company contained in the Merger Agreement that (1) are not made as of a specific date are not true and correct as of the date of the Merger Agreement and as of the Acceptance Time, as though made on and as of the Acceptance Time, and (2) are made as of a specific date are not true and correct as of such date, in each case, except in either case where failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(3)

BUCA shall have breached or failed to perform and comply with, in any material respect, any obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement on or prior to the expiration of the Offer and such breach or failure, if curable, shall not have been cured prior to the expiration of the Offer;

(4)

A failure by BUCA to deliver to Planet Hollywood and Purchaser a certificate signed by the chief executive officer on behalf of BUCA and certifying to the satisfaction of the applicable conditions specified in clauses (2) and (3) immediately above;

(5)

A Company Change in Recommendation shall have occurred and not been withdrawn; or the Company shall have approved, endorsed or recommended to the Company’s shareholders an Acquisition Proposal other than the Merger or shall have publicly proposed to effect any of the forgoing; or

(6)	The Merger Agreement has been terminated in accordance with its terms.

The Merger Agreement defines a “Company Material Adverse Effect” as any change, effect, event, occurrence, development, circumstance or condition (each, an “Effect”) that, individually or when taken together with all other Effects that exist at the date of determination, has had a material adverse effect on the financial condition, business or results of operations of the Company and its subsidiaries taken as a whole; provided, however, that no Effects resulting from, relating to or arising out of the following shall be deemed to be or constitute a Company Material Adverse Effect, and no Effects resulting from, relating to or arising out of any of the following shall be taken into account when determining whether a Company Material Adverse Effect has occurred: (a) conditions (or changes therein) in any industry or industries in which the Company operates to the extent that such conditions do not have a materially disproportionate adverse effect on the Company and the Company Subsidiaries taken as a whole relative to other companies of comparable size to the Company operating in such industry or industries, as the case may be, (b) general market or economic conditions (or changes therein) or conditions (or changes therein) in the capital or financial markets (including changes in interest rates or exchange rates) in the United States or in the global economy to the extent that such conditions do not have a materially disproportionate adverse effect on the Company and the Company Subsidiaries taken as a whole relative to other companies of comparable size to the Company operating in such industry or industries, as the case may be, (c) any change in law, rule or regulation or GAAP or any changes in the interpretation of any of the foregoing, (d) any change in general legal, tax, regulatory, political or business conditions in the United States, (e) any acts of sabotage, terrorism or war or the commencement of armed hostilities, or the escalation of any of the foregoing, (f) weather, natural disasters or other force majeure events, (g) the announcement of the execution of the Merger Agreement or the pendency of the Offer or the Merger or any other Transactions, (h) compliance with the terms of, or the taking of any action required by, the Merger Agreement, or the failure to take any action prohibited by the Merger Agreement, (i) any actions taken, or failure to take action, to which Parent or Purchaser has expressly consented or requested, (j) changes in the Company’s stock price or the trading volume of the Company’s stock, and (k) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance measures for any period, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance measures.

16. Certain Legal Matters; Regulatory Approvals.

General. We are not aware of any pending legal proceeding relating to the Offer.

Except as set forth in this Offer to Purchase, based on Planet Hollywood’s and Purchaser’s review of publicly available filings by BUCA with the SEC and other information regarding BUCA, neither Planet Hollywood nor Purchaser is aware of any licenses or regulatory permits (other than liquor licenses) that appear to be material to the business of BUCA and any Company Subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Shares in the Offer. In addition, neither Planet Hollywood nor Purchaser is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition applicable to the Offer or the Merger that would be required for Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Planet Hollywood and Purchaser expect to seek such approval or action, except as described under “—State Takeover Statutes.” Should any such approval or other action be required, Planet Hollywood and Purchaser cannot be certain that Planet Hollywood and Purchaser would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to BUCA’s or any Company Subsidiaries’ businesses, or that certain parts of BUCA’s, Planet Hollywood’s, Purchaser’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Purchaser may not be required to purchase any Shares in the Offer. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes. The Company is incorporated under the laws of the State of Minnesota. Under the MBCA and other Minnesota statutes, the Company is subject to several state takeover laws including, but not limited to, the Minnesota Control Share Acquisition Act and the Minnesota Business Combination Act. The Company has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of transactions contemplated thereby so that these laws do not affect the ability to consummate the Offer or the Merger.

Minnesota Control Share Acquisition Act. The Company is currently subject to the Minnesota Control Share Acquisition Act under Section 302A.671 of the MBCA, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33-1/3% to 33-1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (b) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation. The above provisions do not apply if the issuing public corporation’s articles of incorporation or bylaws approved by the corporation’s shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (1) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to MBCA Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (2) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under Section 302A.673 of the MBCA, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. The Company’s Articles of Incorporation and Bylaws do not exclude the Company from the restrictions imposed by the Minnesota Control Share Acquisition Act. However, prior to the execution of the Merger Agreement, a committee composed solely of disinterested members of the Company Board approved the Offer and the Merger for purposes of the Minnesota Control Share Acquisition Act. Therefore, as an acquisition of shares pursuant to a cash tender offer of all the Shares that will not be consummated unless the Minimum Condition is satisfied, the Offer is not subject to the Minnesota Control Share Acquisition Act under Section 302A.671 of the MBCA.

Minnesota Business Combination Act. The Company is currently subject to the Minnesota Business Combination Act under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like the Company, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the MBCA, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. Prior to the execution of the Merger Agreement, a committee composed solely of the Company’s disinterested directors approved Purchaser’s acquisition of the Shares pursuant to the Offer and the subsequent Merger, which the Purchaser intends to complete if it consummates the Offer, for the purposes of the Minnesota Business Combination Act. Therefore, the restrictions of the Minnesota Business Combination Act do not apply to the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer and the Merger.

“Fair Price” Provision: Section 302A.675 of the MBCA provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, composed solely of directors who: (i) are not, nor have been in the preceding five years, officers or directors of the corporation or a related organization, (ii) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (iv) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors. Because (i) a committee of the Company’s Board comprised solely of disinterested directors approved Purchaser’s acquisition of Shares pursuant to the Offer and the subsequent Merger, which the Purchaser intends to complete if it consummates the Offer, for the purposes of the MBCA and (ii) the Merger Consideration will be equal to the Offer Price, the restrictions of Section 302A.675 of the MBCA do not apply to the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer.

Takeover Disclosure Statute. The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13, by its terms requires certain disclosures and the filing of certain disclosure materials with the Minnesota Commissioner of Commerce with respect to any offer for a corporation, such as the Company, that has its principal place of business or principal executive office in Minnesota and a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. The Purchaser will file a registration statement with the Commissioner on the date of this Offer to Purchase or shortly thereafter. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Law, such action may have the effect of significantly delaying the Offer. In filing a registration statement under the Takeover Disclosure Law, the Purchaser does not concede that some or all of the provisions of the Takeover Disclosure Law are applicable, valid, enforceable or constitutional.

A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than the Minnesota laws described above) purport to apply to the Offer or the Merger, Planet Hollywood and the Purchaser believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer, the Merger or any other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer and the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions to the Offer.”

17. Dissenters’ Rights.

Dissenters’ Rights. No rights to seek to obtain the “fair value” of their Shares are available to the Company’s shareholders in connection with the Offer. However, if the Merger is consummated, a shareholder of the Company who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective time of the Merger) required to be paid in cash to dissenting shareholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the price per Share paid pursuant to the Offer or consideration per Share payable in the Merger. Moreover, the surviving corporation may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or consideration per Share payable in the Merger. Under Subdivision 4 of Section 302A.471 of the MBCA, a Company shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Company shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or the Company. Any Shares which are issued and outstanding immediately prior to the Effective Time of the Merger and which are held by a holder who has not voted such Shares in favor of the Merger and who has properly exercised dissenters’ rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time of the Merger, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only such rights as are granted by Sections 302A.471 and 302A.473 of the MBCA. If any Company shareholder who asserts dissenters’ rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) dissenters’ rights, then as of the effective time of the Merger or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be cancelled and converted into and represent only the right to receive the consideration payable in the Merger, without interest, upon surrender of the certificate or certificates formerly representing such dissenting shares.

THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MINNESOTA BUSINESS CORPORATION ACT. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471 AND 302A.473 OF THE MINNESOTA BUSINESS CORPORATION ACT FOR THE PERFECTION OF DISSENTERS’ RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF

DISSENTING SHAREHOLDERS UNDER THE MBCA IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MINNESOTA BUSINESS CORPORATION ACT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBCA.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

18. Fees and Expenses.

Wells Fargo Bank, N.A. is acting as the Depositary in connection with the Offer and will receive customary compensation incurred in providing such services. Planet Hollywood has agreed to reimburse Wells Fargo Bank, N.A. for out of pocket costs in connection with Wells Fargo Bank, N.A.’s engagement, and to indemnify Wells Fargo Bank, N.A. against specified liabilities. In the ordinary course of Wells Fargo Bank, N.A.’s business, Wells Fargo Bank, N.A. and its affiliates may actively trade or hold securities or loans of BUCA for Wells Fargo Bank, N.A.’s own accounts or for the accounts of customers and, accordingly, Wells Fargo Bank, N.A. or its affiliates may at any time hold long or short positions in these securities or loans.

Planet Hollywood has retained The Altman Group, Inc. as Information Agent in connection with the Offer. The Information Agent may contact BUCA shareholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. Planet Hollywood will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses.

Except as set forth above, Planet Hollywood will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Planet Hollywood will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Depositary or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Planet Hollywood or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, BUCA has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the BUCA

Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning BUCA” above.

BUCA Financing, LLC

August 12, 2008

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PLANET HOLLYWOOD

1.  MANAGERS AND EXECUTIVE OFFICERS OF PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the members of the Board of Managers of BUCA Financing, LLC (“Purchaser”) are set forth below. The business address and phone number of each such manager and executive officer is c/o BUCA Financing, LLC, 7598 West Sand Lake Road, Orlando, Florida, (407) 903-5500. Unless otherwise noted, all managers listed below: (i) are citizens of the United States; (ii) have not been convicted in a criminal proceeding during the past five years; (iii) and have not been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining or prohibiting such manager from participating in activities subject to federal or state securities laws.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Thomas Avallone Manager

Mr. Avallone has served as Manager of Purchaser since July 2008. He has also served as director, Executive Vice President and Chief Financial Officer of Planet Hollywood International, Inc. (“Parent”) and several of its affiliates in Orlando, Florida since 1994. Mr. Avallone has been involved in the restaurant industry for over 25 years. From July 1987 until 1994, Mr. Avallone served as Chief Financial Officer of Hard Rock Caf and Rank Leisure USA. Prior to serving in those positions, Mr. Avallone, a certified public accountant, was a Senior Manager at Laventhol and Horwath CPAs, a public accounting firm, specializing in the entertainment and leisure industry. Mr. Avallone is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Martha H. McIntosh Manager

Ms. McIntosh has served as Manager of Purchaser since July 2008. She has also served as Vice President, General Counsel and Secretary of Parent since March 2005. Ms. McIntosh is a member of the executive leadership team and has oversight and management responsibility for all legal and regulatory strategies and services, and is responsible for all aspects of Parent’s legal affairs around the world. From February 2002 to August 2004, Ms. McIntosh served as advertising counsel for the Home Shopping Network (“HSN”), with a business address and phone number of 1 HSN Drive, St. Petersburg, Florida, (727) 872-1000, the 4th largest cable network in the U.S., where she managed substantial regulatory compliance and advertising matters related to print, television and on-line advertising. McIntosh joined HSN from the law firm of Gray Robinson where she provided legal services to emerging businesses, major developers and landowners, entrepreneurs, individuals, lending institutions, commercial landlords and tenants in matters of acquisition, financing, development, sales, and leasing of major commercial projects, including hotel projects and sale leaseback transactions. Ms. McIntosh is a member of the Florida Bar Association and the North Carolina Bar Association.

2.  DIRECTORS AND EXECUTIVE OFFICERS OF PLANET HOLLYWOOD

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Planet Hollywood International, Inc. (“Parent”) are set forth below. The business address and phone number of each such director and executive officer is c/o Planet Hollywood International, Inc., 7598 West Sand Lake Road, Orlando, Florida, (407) 903-5500. Unless otherwise noted, all directors and executive officers listed below: (i) are citizens of the United States; (ii) have not been convicted in a criminal proceeding during the past five years; (iii) and have not been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining or prohibiting such director or executive officer from participating in activities subject to federal or state securities laws.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Robert Earl Chairman, President and Chief Executive Officer

Robert Earl is the founder, Chairman, President and Chief Executive Officer of Parent and the co-chairman of the Planet Hollywood Resort & Casino in Las Vegas, Nevada. In 1977, Mr. Earl founded President Entertainment, a company specializing in theme restaurants. When Mr. Earl sold his company to Pleasurama in 1988, it had grown from a modest start-up to a company valued in excess of $100 million. Mr. Earl became Chief Executive Officer of Hard Rock Café and oversaw the expansion of the brand. During this same time period Mr. Earl was also a Director of Pelican Group PLC.

In 2003, Mr. Earl became joint venture partners in 2003 with London Clubs with his purchase of London’s 50 St. James, now operating under the name Fifty, a casino. Additionally in 2003, Earl announced a partnership with Lord Sandwich, the 11th Earl of Sandwich, to launch Earl of Sandwich shops in the United States.

In August 2003, Mr. Earl, along with joint venture partners, Bay Harbour Management LC and Starwood Hotels and Resorts Worldwide, purchased the Aladdin Resort and Casino located in the heart of the famed Las Vegas Strip.

Mr. Earl became a major shareholder in the Everton soccer club in October 2006.

Mr. Earl is a citizen of the United Kingdom.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Doug Teitelbaum Director

Mr. Teitelbaum became a director of Parent effective May 9, 2000. Since 1996, Mr. Teitelbaum has been co-owner and managing partner of Bay Harbour Management, L.C., an SEC registered Investment Advisor that specializes in investments in securities of distressed companies, and in buying and fixing distressed companies. In August 2004, Mr. Teitelbaum, along with joint venture partners Robert Earl and Starwood Hotels and Resorts Worldwide, purchased the Aladdin Resort and Casino located in the heart of the famed Las Vegas Strip.

From 1994 through 1996, Mr. Teitelbaum was a managing director in the High Yield and Distressed Securities Group at Bear, Stearns, Inc. Prior to that time, Mr. Teitelbaum was a partner at Dabney/Resnick, Inc., an investment banking firm.

Ed Rogers Director

Mr. Rogers became a director of Parent effective May 9, 2000. Mr. Rogers is Group Chairman of BGR Holding, formerly Barbour Griffith & Rogers, LLC (BGR). Mr. Rogers founded the firm with current Mississippi Governor Haley Barbour in 1991. Immediately prior to founding the firm, Mr. Rogers served as the Deputy Assistant to the President of the United States and Executive Assistant to the White House Chief of Staff. He also served as Senior Deputy to Bush-Quayle Campaign Manager Lee Atwater, from February of 1987, through the general election in 1988. From 1985 through February of 1987, Ed worked in the Reagan White House in the Office of Political Affairs. (In that office, he served as Haley Barbour’s deputy as the Special Assistant to the President and Deputy Director of the Office of Political Affairs.) Mr. Rogers is a member of the Alabama Bar Association and the Washington D.C. Bar Association.

Steve Grapstein Director

Mr. Grapstein became a director of Parent effective May 9, 2000. Mr. Grapstein has been Chief Executive Officer of Como Holdings USA, Inc. (formerly known as Kuo Investment Company and subsidiaries), an international investment group, since January 1997. From September 1985 to January 1997, Mr. Grapstein was a Vice President of Como Holdings USA, Inc. Mr. Grapstein also holds the position of Chairman of Presidio International dba A/X Armani Exchange, a fashion retail company, since 1999. He is also a Director of Tesoro Corporation, a NYSE listed company which refines and markets petroleum products and Mulberry Group Plc., a publicly listed British designer and manufacturer of fashion and interior design products, and several privately held hotel and real estate entities.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Thomas Avallone Director, Executive Vice President and Chief Financial Officer

Mr. Avallone has served as director, Executive Vice President and Chief Financial Officer of Parent and several of its affiliates in Orlando, Florida since 1994. Mr. Avallone has been involved in the restaurant industry for over 25 years. From July 1987 until 1994, Mr. Avallone served as Chief Financial Officer of Hard Rock Café and Rank Leisure USA. Prior to serving in those positions, Mr. Avallone, a certified public accountant, was a Senior Manager at Laventhol and Horwath CPAs, a public accounting firm, specializing in the entertainment and leisure industry. Mr. Avallone is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Martha H. McIntosh Vice President, General Counsel and Secretary

Ms. McIntosh was named Vice President, General Counsel and Secretary of Parent in March 2005. Ms. McIntosh is a member of the executive leadership team and has oversight and management responsibility for all legal and regulatory strategies and services, and is responsible for all aspects of Parent’s legal affairs around the world. From February 2002 to August 2004, Ms. McIntosh served as advertising counsel for the Home Shopping Network (“HSN”), with a business address and phone number of 1 HSN Drive, St. Petersburg, Florida, (727) 872-1000, the 4th largest cable network in the U.S., where she managed substantial regulatory compliance and advertising matters related to print, television and on-line advertising. McIntosh joined HSN from the law firm of Gray Robinson where she provided legal services to emerging businesses, major developers and landowners, entrepreneurs, individuals, lending institutions, commercial landlords and tenants in matters of acquisition, financing, development, sales, and leasing of major commercial projects, including hotel projects and sale leaseback transactions. Ms. McIntosh is a member of the Florida Bar Association and the North Carolina Bar Association.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:
Wells Fargo Bank, N.A.

If delivering by mail:	If delivering by hand or courier:
Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 161 North Concord Exchange South St. Paul, Minnesota 55075

Questions or requests for assistance may be directed to the Information Agent or the Depositary at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Depositary. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:
The Altman Group, Inc.
1200 Wall Street West
Lyndhurst, NJ 07071
866-530-8628 (Toll Free)
or
The Depositary for the Offer is:
Wells Fargo Bank, N.A.
Shareowner Services
Voluntary Corporate Actions
P.O. Box 64854
St. Paul, MN 55164-0854
866-468-9716 (Toll Free)